

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

José Ramón González
Chief Legal Officer & Corporate Secretary
Equitable Holdings, Inc.
1290 Avenue of the Americas
New York, NY 10104

> **Re: Equitable Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 15, 2022**
> **File No. 333-268815**

Dear José Ramón González:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance